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1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001

Sean Graber
Associate
215.963.5598

March 10, 2008

FILED AS EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   Schwab Capital Trust (File Nos. 33-62470 and 811-7704) PEA No. 89

Dear Ms. Lithotomos:

Set forth below are your comments on Post-Effective Amendment ("PEA") No. 89, filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, of Schwab Capital Trust (the "Trust") which was filed for the purpose of making material changes to the Schwab Balanced Fund (formerly, the Schwab Viewpoints Fund), a series of the Trust (the "Fund").

1. COMMENT: In the "About the Fund" section of the prospectus, is the use of the terms "asset allocation" and "blend" consistent in the following sentence: "This approach is intended to offer the investor asset allocation using a blend of different asset classes."

      RESPONSE: In response to your comment, we have revised the sentence as follows:

            This approach is intended to offer the investor asset allocation across different asset classes.

2. COMMENT: As a "balanced" fund, please include a statement in the prospectus that the fund will invest at least 25% of its assets in equity securities and at least 25% of its assets in fixed income securities.

      RESPONSE: In response to your comment, we have included the following sentence in the prospectus:

            Under normal circumstances, the fund will invest at least 25% of its assets in fixed income securities and at least 25% of its assets in equity securities.

3. COMMENT: The prospectus states that "To pursue its goal, the fund generally invests in a diversified group of other Schwab and/or Laudus
      Funds . . .." In light of the fact that the

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Valerie Lithotomos
March 10, 2008
Page 2

      fund only has three underlying funds, please explain whether the use of the term "diversified" is appropriate.

      RESPONSE: The Fund is a "diversified company," as such term is defined in
      Section 5(b)(1) of the Investment Company Act of 1940. As such, the Fund, as to 75% of its total assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. government or its agencies, or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer's voting securities would be held by the fund (emphasis added). Accordingly, we do not believe the use of the term "diversified" is inappropriate.

4. COMMENT: Please revise the risk section to clarify whether each risk relates to the Fund, an underlying fund or both.

      RESPONSE: We have complied with this comment.

5. COMMENT: Due to the preliminary nature of the prospectus reviewed, please provide the Fund's final fee table.

      RESPONSE: Set forth below is the final version of the Fund's fee table.

FEE TABLE (%)
SHAREHOLDER FEES
  (% of transaction amount)
Redemption fee 1                                                           2.00
ANNUAL OPERATING EXPENSES
  (% of average net assets)2
Management fees                                                            None
Distribution (12b-1) fees                                                  None
Other expenses                                                             0.24
Acquired fund fees and expenses (AFFE)3                                    0.69
                                                                          ------
Total annual operating expenses 4                                          0.93
Less expense reduction                                                    (0.24)
                                                                          ------
NET OPERATING EXPENSES (INCLUDING AFFE)4,5                                 0.69

      1 Charged only on shares you sell or exchange 30 days or less after buying them and paid directly to the fund.

      2     Restated to reflect current expenses.

      3 AFFE reflect the estimated amount of the fees and expenses that will be incurred indirectly by the fund through its investments in the underlying funds.

      4 The total and net operating expenses will differ from the expense ratios in the fund's "Financial highlights" because the fee table reflects the new board approved changes to the fund's investment strategy, share class structure and operating expenses.

      5 Schwab and the investment adviser have agreed to limit the "net operating expenses" (excluding interest, taxes and certain non-routine expenses) to 0.00%, through 2/27/09. The agreement to limit the fund's "net operating expenses" is limited to the fund's direct operating expenses and, therefore,

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Valerie Lithotomos
March 10, 2008
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            does not apply to AFFE, which are indirect expenses incurred by the fund through its investments in the underlying funds.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statements;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statements reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statements; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 215.963.5598 with any questions or comments.

Very truly yours,

/s/ Sean Graber
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Sean Graber